UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                            SEC FILE NUMBER: 0-12087

                                    FORM 10-Q

                       FOR PERIOD ENDED: December 31, 1998

             PAINE WEBBER INCOME PROPERTIES FIVE LIMITED PARTNERSHIP
             -------------------------------------------------------
             (Exact name of registrant as specified in its charter)

265 Franklin Street, Boston, Massachusetts                     02110
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 (Address of principal executive offices)                   (Zip Code)

Registrant's  telephone number,  including area code (617) 439-8118
                                                     -------------

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Quarterly Report on Form 10-Q of Paine Webber Income Properties Five Limited Partnership (the "Registrant") will not be completed by February 16, 1999, the last day for a timely filing of such Quarterly Report for the quarter ended December 31, 1998.

The Partnership has not yet filed its Annual Report on Form 10-K for the year ended September 30, 1998. The inability of the registrant to file its Annual Report at this date arises because of the inability to finalize the independent audit of two of the Partnership's significant subsidiaries (Greenbrier Associates and Seven Trails West Associates). The audit of these joint ventures is being held up by the failure of the Partnership's co-venture partner to sign a standard audit representation letter. The co-venturer has withheld this signature pending a resolution of a dispute with the Partnership. Every effort has been and will continue to be made to resolve this dispute, which will have no material effect on the Partnership's financial statements, so that the Partnership can file its Annual Report on Form 10-K for the year ended September 30, 1998 and the Quarterly Report on Form 10-Q for the period ended December 31, 1998.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Thomas W. Boland     (617)  439-8138
                          ---------------

     (2) Have all other periodic reports
     under  Section  13 or  15(e) of the
     Securities  Exchange Act of 1934 or
     Section   30  of   the   Investment
     Company  Act  of  1940  during  the
     preceding  12  months  (or for such
     shorter) period that the registrant
     was required to file such  reports)
     been   filed?   If  answer  is  no,
     identify report(s).                          |_| Yes          |X| No

     Annual  Report on Form 10-K for the
     year ended September 30, 1998.


     (3)  Is  it  anticipated  that  any
     significant  change in  results  of
     operations  from the  corresponding
     period  for the  last  fiscal  year
     will be  reflected  by the earnings
     statements  to be  included  in the
     subject report or portion  thereof?          |_| Yes          |X| No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

             PAINE WEBBER INCOME PROPERTIES FIVE LIMITED PARTNERSHIP
             -------------------------------------------------------
                (Name of registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                          By: Fifth Income Properties Fund, Inc.
                                              ----------------------------------
                                              Managing General Partner


Date: February 16, 1999                        By: /s/ Walter V. Arnold
                                                   --------------------
                                                   Walter V. Arnold
                                                   Senior Vice President
                                                   and Chief Financial Officer